Exhibit 1.01

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Corporation 678-259-8631 lgasper@cdcsoftware.com

CDC Games Plans to Launch New Wormhole
Expansion Pack for EVE Online in Second Quarter

BEIJING, ATLANTA — March 12, 2010 -— CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and a pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today it plans to launch an expansion pack for EVE Online, called Wormhole, in the second quarter of this year.

Developed by CCP, EVE Online is a Sci-fi massively multiplayer online role-playing game (MMORPG) where players pilot their own spaceship and interact with other players in the universe. A wormhole is a hypothetical “tunnel” connecting two different points in spacetime in such a way that a trip through the wormhole could take much less time than a journey between the same starting and ending points in normal space. Following that theme, the Wormhole expansion pack features upgrades in several graphics, redesign of stargates, and significant improvements in the graphics for various weapons and equipment.

The wormhole expansion pack also includes new content such as Orca, an industrial ship, epic quests and enhancement of the T2 transport ships that advance space logistics in the game. A medals system, a certificate system to allow for easier skill planning and a training queue that allows pilots to schedule their skill training for the next 24 hours have all been added to this new version. Players can also manufacture the most advanced T2 tech ship in the EVE universe, called the strategic cruiser.

“We believe that the Wormhole expansion pack for EVE Online offers exciting new content and enhancements that will provide many hours of entertainment for gamers,” said Simon Wong, CEO of CDC Games. “The loyal fans of EVE Online have anxiously awaited this new expansion pack and we expect to see improvements in metrics for this game upon our planned launch in the second quarter.”

“We are excited to deliver this new and exciting expansion pack for EVE Online,” said Hilmar Veigar Pétursson, CEO of CCP. “By leveraging CDC Games’ extensive expertise and games infrastructure in China, we expect this new expansion pack to be well received in this market. We look forward to working with our valued partner, CDC Games, to deliver more updates for EVE Online in the future.”

About CDC Games
CDC Games is a market leader in online and mobile games in China with more than 160 million registered users.  The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force.  For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our plans for the launch of the Wormhole expansion pack for EVE Online and the timing thereof, our beliefs regarding the Wormhole expansion pack and player preferences and market acceptance thereof, our beliefs regarding the possibility of improved metrics for EVE Online upon launch of this expansion pack, our beliefs regarding the appeal, preferences and player acceptance of EVE expansion, our ability and intent to launch additional titles and expansion packs in the future, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to develop and market successfully EVE and other games and expansions; (c) the future growth of the online games industry in China; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) and the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2008 on Form 20-F filed on June 30, 2009.  All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.  Historical results are not indicative of future performance.